[Letterhead of Peter Kiewit Sons', Inc.]
                               1100 Kiewit Plaza
                             Omaha, Nebraska 68131

                                 August 19, 2002

Dear PKS Stockholder:

     By now you should have received two separate mailings from Jem Lear Acquisition Company, Inc., a subsidiary of Rinker Materials Corporation, relating to its offer to purchase all outstanding shares of Kiewit Materials Company. As noted in those mailings, the offer to purchase expires on September 25, 2002 and the purchase is contingent upon 90% of all Materials shares being tendered by that date.

     If you have not received both mailings, or if you have any questions regarding the tender offer process, including help in filling out the blue Transmittal Letter, please call D.F. King & Co., Inc., Rinker's information agent for the tender offer, toll-free at 800-549-6746.

Sincerely,

PETER KIEWIT SONS', INC.

/s/ Douglas A. Obermier

Douglas A. Obermier
Stock Registrar